Exhibit 99.1

NIO Inc. Provides June and Second Quarter 2020 Delivery Update

Company Achieved Record-High Monthly and Quarterly Deliveries

• NIO delivered 10,331 vehicles in the three months ended June 2020, exceeding quarterly guidance

• NIO delivered 3,740 vehicles in June 2020 setting a new monthly record

• Cumulative deliveries of ES8 and ES6 reached 46,082

SHANGHAI, China, July 2, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today provided its June and second quarter 2020 delivery results.

NIO delivered 3,740 vehicles in June 2020, representing a strong 179.1% growth year-over-year. The deliveries consisted of 2,476 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, and 1,264 ES8s, the Company’s 7-seater high-performance premium smart electric SUV, and its 6-seater variant. NIO delivered 10,331 vehicles in the second quarter of 2020, representing an increase of 190.8% year-over-year and an increase of 169.2% quarter-over-quarter. As of June 30, 2020, cumulative deliveries of the ES8 and the ES6 reached 46,082 vehicles, of which 14,169 were delivered in 2020.

“In June, we achieved a historical high of monthly deliveries, contributing to our best quarterly performance. We appreciate the continuous support from our growing and loyal user community,” said William Bin Li, founder, chairman, and chief executive officer of NIO. “We are proud of our team for their strong execution from production to delivery. We remain committed to offering the best premium smart electric vehicles and the best user experience to our users.”

Steven Feng, chief financial officer of NIO, added, “We are pleased to deliver solid results driven by our competitive products, superior services and expanding sales network. Our deliveries in the second quarter of 2020 exceeded the high end of our earlier projection, and we are confident that our goals on gross margin and operational efficiency will be achieved.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO